UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*

                             DNAPrint Genomics, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  2332 4Q 10 3
                                 (CUSIP Number)

                                 George Frudakis
                             7935 213th Street East
                               Bradenton, FL 34202
                                 (941) 915-6265

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 (see attached)
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D AMENDMENT - This 13D amendment covers various transactions which required filing of a 13D amendment on various dates between August 20, 2001 and November 21, 2003. These transactions are being reported together on this single 13D amendment, but for purposes of clarity are separated out by date, with each item below being responded to in full for each such reportable transaction.

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: AUGUST 20, 2001

CUSIP No. 2332 4Q 10 3

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      George Frudakis

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group                  (a)  [ ]
      (See Instructions)                                                (b)  [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)   N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------

NUMBER OF         7.     Sole Voting Power                 46,186,000(1)
SHARES
BENEFICIALLY      8.     Shared Voting Power                    0
OWNED BY
EACH              9.     Sole Dispositive Power            46,186,000
REPORTING
PERSON            10.    Shared Dispositive Power               0

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each                     46,186,000
      Reporting Person
--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
      (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)                     10%

--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      IN

----------------------
         (1) The number of shares reflected in responses 7-11 hereof represent Mr. Frudakis' holdings as of August 20, 2001.

ITEM 1. SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231

ITEM 2. IDENTITY AND BACKGROUND

(a)   George Frudakis

(b)   7935 213th Street East Bradenton, FL 34202

(c)   Florida West Construction Development, Inc.
      President and 100% owner
      7935 213th Street East
      Bradenton, Florida, 34202

(d)   No

(e)   No

(f)   United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A; this transaction was a disposition of stock in brokers' transactions and the undersigned has no personal knowledge of the identity of the buyers nor of the type of funding they would have used for such purchases.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply. There was no plan other than to cash out the undersigned's stock in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER (as of August 20, 2001, the date of the transaction reported in this section)

(a)   46,186,000, representing 10% of the common stock outstanding

(b)   Sole Voting Power                    46,186,000
      Shared Voting Power                       0
      Sole Dispositive Power               46,186,000
      Shared Dispositive Power                  0

(c)   None

(d)   N/A

(e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

NONE as of August 20, 2001.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

NONE

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: MARCH 12, 2002

CUSIP No. 2332 4Q 10 3

--------------------------------------------------------------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      George Frudakis

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization United States

--------------------------------------------------------------------------------

NUMBER OF         7.     Sole Voting Power                 41,446,000(2)
SHARES
BENEFICIALLY      8.     Shared Voting Power                     0
OWNED BY
EACH              9.     Sole Dispositive Power            41,446,000
REPORTING
PERSON            10.    Shared Dispositive Power                0

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    41,446,000

--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [ ]
      (See Instructions)

--------------------------------------------------------------------------------

13.   Percent of Class Represented by Amount in Row (11)          Less than 10%

--------------------------------------------------------------------------------

14.   Type of Reporting Person (See Instructions)

      IN

----------------
       (2) The number of shares reflected in responses 7-11 hereof represent Mr. Frudakis' holdings as of March 12, 2002.

ITEM 1. SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231

ITEM 2. IDENTITY AND BACKGROUND

(a)   George Frudakis

(b)   7935 213th Street East Bradenton, FL 34202

(c)   Florida West Construction Development, Inc.
      President and 100% owner
      7935 213th Street East
      Bradenton, Florida, 34202

(d)   No

(e)   No

(f)   United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A; this transaction was a disposition of stock in brokers' transactions and the undersigned has no personal knowledge of the identity of the buyers nor of the type of funding they would have used for such purchases.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply. There was no plan other than to cash out the undersigned's stock in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        (as of March 12, 2002, the date of the transaction reported in this section)

(a) 41,446,000 shares, representing less than 10% of the common stock outstanding

(b)   Sole Voting Power                    41,446,000
      Shared Voting Power                      0
      Sole Dispositive Power               41,446,000
      Shared Dispositive Power                 0

(c)   None

(d)   N/A

(e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Frudakis is party to a Funding Agreement with the Company and other lenders thereunder, originally dated as of February 25, 2002 and subsequently amended and modified (the "Funding Agreement"). Mr. Frudakis' son, Tony Frudakis, who is also the Company's Chief Scientific Officer, was among the lenders party to this agreement. The full text of the Funding Agreement (including all amendments thereto) is set forth in Exhibit 10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, which are hereby incorporated by reference.

On June 14, 2004, Mr. Frudakis filed a suit against the Company alleging, inter alia, that the Company failed to comply with the payment terms of the Funding Agreement. The suit was filed in the Circuit Court of Sarasota County, Florida and is captioned as follows: George Frudakis v. DNAPrint genomics, Inc., Case No. 2004 CA5855 NC, Circuit Court of the 12th Judicial Circuit, in and for Sarasota County, Florida. The Company filed an answer on July 6, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Item 6.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: OCTOBER 4, 2002

CUSIP No. 2332 4Q 10 3

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      George Frudakis

--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group                   (a) [ ]
      (See Instructions)                                                 (b) [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions) N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------

NUMBER OF         7.     Sole Voting Power                 36,817,229(3)
SHARES
BENEFICIALLY      8.     Shared Voting Power                    0
OWNED BY
EACH              9.     Sole Dispositive Power            36,817,229
REPORTING
PERSON            10.    Shared Dispositive Power               0

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    36,817,229

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
      (See Instructions)

13.   Percent of Class Represented by Amount in Row (11)           Less than 10%

--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN

----------------------
         (3) The number of shares reflected in responses 7-11 hereof represent Mr. Frudakis' holdings as of October 4, 2002.

ITEM 1. SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231

ITEM 2. IDENTITY AND BACKGROUND

(a)   George Frudakis

(b)   7935 213th Street East
      Bradenton, FL 34202

(c)   Florida West Construction Development, Inc.
      President and 100% owner
      7935 213th Street East
      Bradenton, Florida, 34202

(d)   No

(e)   No

(f)   United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A; this transaction was a disposition of stock in brokers' transactions and the undersigned has no personal knowledge of the identity of the buyers nor of the type of funding they would have used for such purchases.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply. There was no plan other than to cash out the undersigned's stock in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        (as of October 4, 2002, the date of the transaction reported in this section)

(a) 36,817,229 shares, representing less than 10% of the common stock outstanding

(b)   Sole Voting Power                    36,817,229
      Shared Voting Power                       0
      Sole Dispositive Power               36,817,229
      Shared Dispositive Power                  0

(c)   None

(d)   N/A

(e)   N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Frudakis is party to a Funding Agreement with the Company and other lenders thereunder, originally dated as of February 25, 2002 and subsequently amended and modified (the "Funding Agreement"). Mr. Frudakis' son, Tony Frudakis, who is also the Company's Chief Scientific Officer, was among the lenders party to this agreement. Pursuant to the terms of the Funding Agreement, as of October 4, 2002, Mr. Frudakis had loaned $247,737 to the Company. The full text of the Funding Agreement (including all amendments thereto) is set forth in Exhibit
10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, which are hereby incorporated by reference.

On June 14, 2004, Mr. Frudakis filed a suit against the Company alleging, inter alia, that the Company failed to comply with the payment terms of the Funding Agreement. The suit was filed in the Circuit Court of Sarasota County, Florida and is captioned as follows: George Frudakis v. DNAPrint genomics, Inc., Case No. 2004 CA5855 NC, Circuit Court of the 12th Judicial Circuit, in and for Sarasota County, Florida. The Company filed an answer on July 6, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Item 6.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: NOVEMBER 5, 2002

CUSIP No. 2332 4Q 10 3

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      George Frudakis
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group                  (a)  [ ]
      (See Instructions)                                                (b)  [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)    N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------

NUMBER OF         7.     Sole Voting Power                 32,216,984(4)
SHARES
BENEFICIALLY      8.     Shared Voting Power                    0
OWNED BY
EACH              9.     Sole Dispositive Power            32,216,984
REPORTING
PERSON            10.    Shared Dispositive Power               0

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    32,216,984

--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]

      (See Instructions)

--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11)          Less than 10%

--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

         IN

------------------
       (4) The number of shares reflected in responses 7-11 hereof represent Mr. Frudakis' holdings as of November 5, 2002.

ITEM 1. SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231

ITEM 2. IDENTITY AND BACKGROUND

(a)      George Frudakis

(b)      7935 213th Street East Bradenton, FL 34202

(c) Florida West Construction Development, Inc. President and 100% owner 7935 213th Street East Bradenton, Florida, 34202

(d)      No

(e)      No

(f)      United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A; this transaction was a disposition of stock in brokers' transactions and the undersigned has no personal knowledge of the identity of the buyers nor of the type of funding they would have used for such purchases.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply. There was no plan other than to cash out the undersigned's stock in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (as of November 5, 2002, the date of the transaction reported in this section)

(a) 32,216,984 shares, representing less than 10% of the common stock outstanding

(b)      Sole Voting Power                  32,216,984
         Shared Voting Power                         0
         Sole Dispositive Power             32,216,984
         Shared Dispositive Power           0

(c)      None

(d)      N/A

(e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Frudakis is party to a Funding Agreement with the Company and other lenders thereunder, originally dated as of February 25, 2002 and subsequently amended and modified (the "Funding Agreement"). Mr. Frudakis' son, Tony Frudakis, who is also the Company's Chief Scientific Officer, was among the lenders party to this agreement. Pursuant to the terms of the Funding Agreement, as of November 5, 2002, Mr. Frudakis had loaned $272,737 to the Company. The full text of the Funding Agreement (including all amendments thereto) is set forth in Exhibit
10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, which are hereby incorporated by reference.


On June 14, 2004, Mr. Frudakis filed a suit against the Company alleging, inter alia, that the Company failed to comply with the payment terms of the Funding Agreement. The suit was filed in the Circuit Court of Sarasota County, Florida and is captioned as follows: George Frudakis v. DNAPrint genomics, Inc., Case No. 2004 CA5855 NC, Circuit Court of the 12th Judicial Circuit, in and for Sarasota County, Florida. The Company filed an answer on July 6, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Item 6.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: DECEMBER 18, 2002

CUSIP No. 2332 4Q 10 3

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      George Frudakis
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group                  (a)  [ ]
      (See Instructions)                                                (b)  [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)    N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------

NUMBER OF         7.     Sole Voting Power                 27,150,934(5)
SHARES
BENEFICIALLY      8.     Shared Voting Power                    0
OWNED BY
EACH              9.     Sole Dispositive Power            27,150,934
REPORTING
PERSON            10.    Shared Dispositive Power               0

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    27,150,934

--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]

      (See Instructions)

--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11)          Less than 10%

--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

         IN

---------------
       (5) The number of shares reflected in responses 7-11 hereof represent Mr. Frudakis' holdings as of December 18, 2002.

ITEM 1. SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231

ITEM 2. IDENTITY AND BACKGROUND

(a)      George Frudakis

(b)      7935 213th Street East Bradenton, FL 34202

(c) Florida West Construction Development, Inc. President and 100% owner 7935 213th Street East Bradenton, Florida, 34202

(d)      No

(e)      No

(f)      United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A; this transaction was a disposition of stock in brokers' transactions and the undersigned has no personal knowledge of the identity of the buyers nor of the type of funding they would have used for such purchases.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply. There was no plan other than to cash out the undersigned's stock in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
         (as of December 18, 2002, the date of the transaction reported in this section)

(a) 27,150,934 shares, representing less than 10% of the common stock outstanding

(b)      Sole Voting Power                  27,150,934
         Shared Voting Power                         0
         Sole Dispositive Power             27,150,934
         Shared Dispositive Power           0

(c)      None

(d)      N/A

(e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Frudakis is party to a Funding Agreement with the Company and other lenders thereunder, originally dated as of February 25, 2002 and subsequently amended and modified (the "Funding Agreement"). Mr. Frudakis' son, Tony Frudakis, who is also the Company's Chief Scientific Officer, was among the lenders party to this agreement. Pursuant to the terms of the Funding Agreement, as of Decemer 18, 2002, Mr. Frudakis had loaned $365,390 to the Company. The full text of the Funding Agreement (including all amendments thereto) is set forth in Exhibit
10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, which are hereby incorporated by reference.


On June 14, 2004, Mr. Frudakis filed a suit against the Company alleging, inter alia, that the Company failed to comply with the payment terms of the Funding Agreement. The suit was filed in the Circuit Court of Sarasota County, Florida and is captioned as follows: George Frudakis v. DNAPrint genomics, Inc., Case No. 2004 CA5855 NC, Circuit Court of the 12th Judicial Circuit, in and for Sarasota County, Florida. The Company filed an answer on July 6, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Item 6.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: JANUARY 9, 2003

CUSIP No. 2332 4Q 10 3

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      George Frudakis
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group                  (a)  [ ]
      (See Instructions)                                                (b)  [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)    N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------

NUMBER OF         7.     Sole Voting Power                 40,096,617(6)
SHARES
BENEFICIALLY      8.     Shared Voting Power                    0
OWNED BY
EACH              9.     Sole Dispositive Power            40,096,617
REPORTING
PERSON            10.    Shared Dispositive Power               0

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    40,096,617

--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]

      (See Instructions)

--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11)          Less than 10%

--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

         IN

---------------
       (6) The number of shares reflected in responses 7-11 hereof represent Mr. Frudakis' holdings as of January 9, 2003.

ITEM 1. SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231

ITEM 2. IDENTITY AND BACKGROUND

(a)      George Frudakis

(b)      7935 213th Street East Bradenton, FL 34202

(c) Florida West Construction Development, Inc. President and 100% owner 7935 213th Street East Bradenton, Florida, 34202

(d)      No

(e)      No

(f)      United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A. This transaction relates to an issuance of stock to Mr. Frudakis pursuant to which the Company repaid in full all funds advanced to the Company by Mr. Frudakis as of January 9, 2003. This loan had been extended by Mr. Frudakis to the Company pursuant to a Funding Agreement by and among the Company, Mr. Frudakis and various other lenders party thereto. As of January 9, 2003 Mr. Frudakis had funded a total of $385,390 which was paid in full through the issuance of Company stock on this date.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (as of December 18, 2002, the date of the transaction reported in this section)

(a) 40,096,617 shares, representing less than 10% of the common stock outstanding

(b)      Sole Voting Power                  40,096,617
         Shared Voting Power                         0
         Sole Dispositive Power             40,096,617
         Shared Dispositive Power                    0

(c)      None

(d)      N/A

(e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Frudakis is party to a Funding Agreement with the Company and other lenders thereunder, originally dated as of February 25, 2002 and subsequently amended and modified (the "Funding Agreement"). Mr. Frudakis' son, Tony Frudakis, who is also the Company's Chief Scientific Officer, was among the lenders party to this agreement. Pursuant to the terms of the Funding Agreement, as of January 9, 2003, Mr. Frudakis had loaned $385,390 to the Company. The full text of the Funding Agreement (including all amendments thereto) is set forth in Exhibit
10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, which are hereby incorporated by reference.

On June 14, 2004, Mr. Frudakis filed a suit against the Company alleging, inter alia, that the Company failed to comply with the payment terms of the Funding Agreement. The suit was filed in the Circuit Court of Sarasota County, Florida and is captioned as follows: George Frudakis v. DNAPrint genomics, Inc., Case No. 2004 CA5855 NC, Circuit Court of the 12th Judicial Circuit, in and for Sarasota County, Florida. The Company filed an answer on July 6, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Item 6.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: MARCH 21, 2003

CUSIP No. 2332 4Q 10 3

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      George Frudakis
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group                  (a)  [ ]
      (See Instructions)                                                (b)  [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)    N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------

NUMBER OF         7.     Sole Voting Power                 35,084,183(7)
SHARES
BENEFICIALLY      8.     Shared Voting Power                    0
OWNED BY
EACH              9.     Sole Dispositive Power            35,084,183
REPORTING
PERSON            10.    Shared Dispositive Power               0

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    35,084,183

--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]

      (See Instructions)

--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11)          More than 5%

--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

         IN

---------------
       (7) The number of shares reflected in responses 7-11 hereof represent Mr. Frudakis' holdings as of March 21, 2003.

ITEM 1. SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231

ITEM 2. IDENTITY AND BACKGROUND

(a)      George Frudakis

(b)      7935 213th Street East Bradenton, FL 34202

(c) Florida West Construction Development, Inc. President and 100% owner 7935 213th Street East Bradenton, Florida, 34202

(d)      No

(e)      No

(f)      United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A; this transaction was a disposition of stock in brokers' transactions and the undersigned has no personal knowledge of the identity of the buyers nor of the type of funding they would have used for such purchases.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply. There was no plan other than to cash out the undersigned's stock in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
         (as of March 21, 2003, the date of the transaction reported in this section)

(a) 35,084,183 shares, representing more than 5% of the common stock outstanding

(b)      Sole Voting Power                  35,084,183
         Shared Voting Power                         0
         Sole Dispositive Power             35,084,183
         Shared Dispositive Power           0

(c)      None

(d)      N/A

(e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Frudakis is party to a Funding Agreement with the Company and other lenders thereunder, originally dated as of February 25, 2002 and subsequently amended and modified (the "Funding Agreement"). Mr. Frudakis' son, Tony Frudakis, who is also the Company's Chief Scientific Officer, was among the lenders party to this agreement. The full text of the Funding Agreement (including all amendments thereto) is set forth in Exhibit 10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, which are hereby incorporated by reference. Mr. Frudakis has advanced funds at various times under the Funding Agreement and, on January 9, 2003, had been repaid in full in the Company's stock all amounts funded through that date. Subsequent to January 9, 2003, Mr. Frudakis advanced additional funds to the Company under the Funding Agreement. As of March 21, 2003, Mr. Frudakis had advanced an additional $84,758 which were outstanding as of that date.

On June 14, 2004, Mr. Frudakis filed a suit against the Company alleging, inter alia, that the Company failed to comply with the payment terms of the Funding Agreement. The suit was filed in the Circuit Court of Sarasota County, Florida and is captioned as follows: George Frudakis v. DNAPrint genomics, Inc., Case No. 2004 CA5855 NC, Circuit Court of the 12th Judicial Circuit, in and for Sarasota County, Florida. The Company filed an answer on July 6, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Item 6.

13D AMENDMENT -

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT: NOVEMBER 21, 2003

CUSIP No. 2332 4Q 10 3

--------------------------------------------------------------------------------

1.    Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      George Frudakis
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group                  (a)  [ ]
      (See Instructions)                                                (b)  [ ]

--------------------------------------------------------------------------------

3.    SEC Use Only

--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)    N/A

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------

6.    Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------

NUMBER OF         7.     Sole Voting Power                 28,988,371(8)
SHARES
BENEFICIALLY      8.     Shared Voting Power                    0
OWNED BY
EACH              9.     Sole Dispositive Power            28,988,371
REPORTING
PERSON            10.    Shared Dispositive Power               0

--------------------------------------------------------------------------------

11.   Aggregate Amount Beneficially Owned by Each Reporting Person    28,988,371

--------------------------------------------------------------------------------

12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares      [ ]

      (See Instructions)

--------------------------------------------------------------------------------

13.    Percent of Class Represented by Amount in Row (11)          More than 5%

--------------------------------------------------------------------------------

14.    Type of Reporting Person (See Instructions)

         IN

--------------
       (8) The number of shares reflected in responses 7-11 hereof represent Mr. Frudakis' holdings as of November 21, 2003.

ITEM 1. SECURITY AND ISSUER

Common Stock

DNAPrint Genomics, Inc.
900 Cocoanut Avenue
Sarasota, Florida  34231

ITEM 2. IDENTITY AND BACKGROUND

(a)      George Frudakis

(b)      7935 213th Street East Bradenton, FL 34202

(c) Florida West Construction Development, Inc. President and 100% owner 7935 213th Street East Bradenton, Florida, 34202

(d)      No

(e)      No

(f)      United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A; this transaction was a disposition of stock in brokers' transactions and the undersigned has no personal knowledge of the identity of the buyers nor of the type of funding they would have used for such purchases.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 (a) - (j) do not apply. There was no plan other than to cash out the undersigned's stock in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
         (as of November 21, 2003, the date of the transaction reported in this section)

(a) 28,988,371 shares, representing more than 5% of the common stock outstanding

(b)      Sole Voting Power                  28,988,371
         Shared Voting Power                         0
         Sole Dispositive Power             28,988,371
         Shared Dispositive Power           0

(c)      None

(d)      N/A

(e)      N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Mr. Frudakis is party to a Funding Agreement with the Company and other lenders thereunder, originally dated as of February 25, 2002 and subsequently amended and modified (the "Funding Agreement"). Mr. Frudakis' son, Tony Frudakis, who is also the Company's Chief Scientific Officer, was among the lenders party to this agreement. The full text of the Funding Agreement (including all amendments thereto) is set forth in Exhibit 10.16 to the Company's Report on Form 8-K filed with the Commission on April 16, 2002, Exhibit 10.29 to the Company's Report on Form 8-K filed with the Commission on November 14, 2002, and Exhibit 10.42 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the Commission on March 30, 2004, which are hereby incorporated by reference. Mr. Frudakis has advanced funds at various times under the Funding Agreement and, on January 9, 2003, had been repaid in full in the Company's stock all amounts funded through that date. Subsequent to January 9, 2003, Mr. Frudakis advanced additional funds to the Company under the Funding Agreement. As of November 21, 2003, Mr. Frudakis had advanced an additional $90,340 which were outstanding as of that date.

On June 14, 2004, Mr. Frudakis filed a suit against the Company alleging, inter alia, that the Company failed to comply with the payment terms of the Funding Agreement. The suit was filed in the Circuit Court of Sarasota County, Florida and is captioned as follows: George Frudakis v. DNAPrint genomics, Inc., Case No. 2004 CA5855 NC, Circuit Court of the 12th Judicial Circuit, in and for Sarasota County, Florida. The Company filed an answer on July 6, 2004.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

See Item 6.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10-20-2004
--------------------------------------------------------------------------------
Date

/s/ George Frudakis
--------------------------------------------------------------------------------
Signature

George Frudakis (President Of Florida West Construction Development, Inc.)
--------------------------------------------------------------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C.
1001)

                                       30